MADISON EXPLORATIONS INC.
Nevada Incorporated Diamond Exploration Company


[Madison Exploration Logo Appears Here]


November 1, 2005


United States Securities and Exchange Commission
Washington, D.C. 20549


Dear Sirs:


Re:      Madison Explorations, Inc.
         Registration Statement on form 10 SB
         Commission File No. 0-51302


This letter is in reply to the following deficiency letters:
June 09, 2005 - Accounting Comments
June 21, 2005 - Legal comments


Below is an explanation of our modifications to the original file, based on the comments you have made. The numbering system in this letter corresponds to the numbering system in your letters to us.

GENERAL

1. PLEASE REVISE THE CURRENCY AMOUNTS DISCLOSED THROUGHOUT THE DOCUMENT TO PRESENT SUCH AMOUNTS IN US DOLLARS. ALSO, PLEASE CLEARLY DISCLOSE THE CURRENCY USED.

We have presented all currency amounts in US dollars or US dollar equivalents. In circumstances where management beleives that disclosing amounts in Canadian dollars, would benefit the reader, the company has also included the US equivalent amount in Brackets.

OFF-BALANCE SHEET DISCLOSURES

2. ITEM 303 (C) OF REGULATION S-B REQUIRES A DESCRIPTION OF OFF-BALANCE SHEET ARRANGEMENTS. PLEASE REVISE TO INCLUDE THIS DISCLOSURE, IF MATERIAL. We have disclosed that the Company has no off-balance sheet arrangements as defined in
Item 303(c) of Regulation SB.


Madison Explorations Inc.                             Telephone ++1 604 974 0568
525 Seymour Street - Suite 807                      Facsimile   ++1 604 974 0569
Vancouver, Canada - V6B 3H7                          info@madisonexploration.com

FINANCIAL STATEMENTS
BALANCE SHEET AND STATEMENT OF STOCKHOLDERS' EQUITY

3. PLEASE REVISE TO RE-CLASSIFY THE AMOUNTS RELATED TO THE STOCK ISSUANCES FOR $(55,800) AND $(55,598) FROM ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE TO ADDITIONAL PAID IN CAPITAL.

The Company has re-classified the amounts related to the stock issuances for $(55,800) and $(58,598) from "Accumulated deficit during development stage" to "Additional paid in capital" on the Consolidated Balance Sheet.

4. SINCE THE COMPANY IS IN THE EXPLORATION STAGE AND HAS NOT DETERMINED THE EXISTENCE OF A COMMERCIALLY MINABLE DEPOSIT, AS CONTEMPLATED BY INDUSTRY GUIDE 7, IT DOES NOT APPEAR APPROPRIATE TO CAPITALIZE THE $1,661 FOR MINERAL CLAIMS. PLEASE REVISE ACCORDINGLY.

The Consolidated Financial Statements have been changed to reflect this reality. The amount that the Company has spent on its mineral claims have been charged to operations.

NOTE 3 - MINERAL CLAIMS
SCOUT LAKE

5. YOU STATE THAT THE COMPANY MUST SPEND CERTAIN AMOUNTS ON EXPLORATION WORK WITHIN 15 AND 24 MONTHS OF "CLOSING". PLEASE REVISE TO CLARIFY WHETHER "CLOSING REFERS TO THE DATE OF THE ACQUISITION AGREEMENT, AND PROVIDE THE ACTUAL DATE.

Note 3 has been revised to include the specific dates. The Company has changed the first two paragraphs of the note mentioned above. The first two paragraphs now reads:

"Pursuant to an agreement consummated on June 16, 2004, the Company acquired an 80% interest in certain mineral dispositions near the Town of Scout Lake, Saskatchewan from two third parties. One of the parties is a key consultant and advisor to the Company

Under the terms of the agreement the Company must spend Canadian Adjusted Dollars ("CAD") $150,000 CAD (approximately $125,000 USD) on exploration work by October 1, 2005 and an additional $200,000 CAD (approximately $166,000 USD) by August 1, 2006. The other third parties will not be required to fund any exploration work on the property until a positive feasibility study is obtained, after which they will be required to fund their 20% of mine development costs."

On September 1, 2005, the Company signed an amendment to the original agreement. The amendment extends the dates by which the Company must spend specified amounts on exploration and specifically adds two claims to the agreement. Under the terms of the amended agreement the Company must spend $150,000 CAD (approximately $125,000 USD) on exploration work by May 31, 2006, and an addtional $200,000 CAD (approximately $166,000 USD) by May 31, 2007.

HERBERT ANOMALY

6. YOU STATE THAT THE COMPANY "OPTIONED 20% INTEREST IN MINERAL CLAIMS". PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THE MEANING OF THIS PHRASE. ALSO, PLEASE REVISE TO EXPLAIN THE NATURE OF THE $44, 000 DEPOSIT AND WHY IT IS BEING TREATED AS A LIABILITY ON THE BALANCE SHEET.

              The Company has clarified the meaning of the phrase. This is treated as a deferred income item (liability) on the financial statements to be recognized when the expenses of the exploration occur to match revenues to the associated expenses. We have indicated that if Echo Resources Inc. pays the $44,000 and funds half of proposed exploration, then it will have thereby earned a 20% interest in the property. However, it is under no obligation to do so. However, unless Echo Resources Inc. complies with all requirements to exercise the option, it will not earn any interest in the Bulls Eye property.

7. PLEASE REVISE TO CLARIFY IF THE HERBERT ANOMALY IS THE SAME PROPERTY AS THE "BULLS EYE TARGET" AS DESCRIBED ON PAGE 14.

The Herbert Anomaly and the "Bulls Eye Target" are the same property. The Company uses the terms interchangeably. The sub heading for note 3 and our disclosure in the Company's amended 10-SB has been changed to "HERBERT ANOMALY (AKA BULLS-EYE TARGET)".

NOTE 4 - RELATED PARTY TRANSACTIONS

8. PLEASE REVISE TO CLARIFY IF THE $15,000 DEMAND NOTE IS IN CANADIAN OR UNITED STATES DOLLARS.

The sentence now states "On June 25, 2004, two officers executed demand notes at 5% interest for $15,000 in CAD ($12,479 USD) each.

9. PLEASE REVISE TO CLARIFY THE NUMBER OF $15,000 NOTES THAT WERE ISSUED BY THE OFFICERS

The sentence now states "On June 25, 2004, two officers executed demand notes at 5% interest for $15,000 in CAD ($12,479 USD) each.

NOTE 6 - INCOME TAXES

10. PLEASE REVISE TO DISCLOSE THE DATES THAT THE NET OPERATING LOSS CARRY FORWARDS EXPIRE. REFER TO SFAS 109.

The Company has added the  following  sentence to the last  paragraph of note 6:
"The net non-capital loss carry forward will expire in 2011."

GENERAL

11. PLEASE NOTE THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B

We have included interim financial statements for the period ended June 30, 2005 with our amended registration statement.








JUNE 21, 2005 LEGAL COMMENTS

PART I
ITEM 1.  DESCRIPTION OF BUSINESS

1. DESCRIBE THE SALE OF YOUR 20% INTEREST IN YOUR BULL'S EYE PROJECT, SUCH AS THE PARTIES INVOLVED (E.G. ECHO RESOURCES), THE SALES PRICE, AND ANY RIGHTS AND RESPONSBILITIES OF MADISON. PLEASE FILE ANY AGREEMENTS AS EXHIBITS, SUCH AS THE JOINT VENTURE AGREEMENT.

The description of the Company's agreement whereby it granted an option to Echo Resources Inc. to earn a 20% interest in the Bulls Eye property is discussed in
Section 1 (pages 3 to 4): The option of our Bulls Eye property occurred on September 19, 2004. Pursuant to our agreement, we granted an option to Echo Resources Inc. whereby it may earn a 20% interest in the mineral claim by paying $44,000 and funding 50% of the costs of the exploration and data gathering program on the Bulls Eye property. The Company shall be responsible for funding the remaining 50% of proposed exploration. If Echo Resources Inc. pays the $44,000 and funds half of proposed exploration, then it will have thereby earned a 20% interest in the property. However, it is under no obligation to do so. However, unless Echo Resources Inc. complies with all requirements to exercise the option, it will not earn any interest in the Bulls Eye property.

The Company will report to Echo Resources, Inc. the results of our efforts and to keep in good standing our claims on the property. In the event we determine not to proceed with our exploration and data gathering program or in the event we abandon the project, we have agreed to give Echo Resources, Inc. the right of first refusal to continue to develop and exploit the property. On August 16, 2005, the Company provided Echo Resources Inc. with an extension to this agreement to permit the exploration activities to be funded up to February 28, 2006.

We have filed the following as exhibits to the Company's amended registration statement:
-   Option Agreement with Echo Resources Ltd. - Dated September 19, 2004
-   Extension to Option Agreement with Echo Resources Ltd., dated August 16th,
    2006.

2. IDENTIFY SCOUT  RESOURCES INC AS A SUBSIDIARY AND DESCRIBE ITS BUSINESS.  SEE
ITEM 101 OF REGULATION 10 S-B.

Scout Resources Inc., is described in Item I, page 3: We have incorporated one wholly owned subsidiary named Scout Resources, Inc. to conduct our Canadian exploration activities and for us to be in compliance with local law that requires a domestic Canadian corporation to conduct local exploration activities. Both Madison Explorations, Inc. and Scout Resources, Inc. will be sometimes referred to collectively as the "Company."


3. PLEASE INCLUDE THE ADDRESS OF MADISON'S WEBSITE:

Madison's website is www.madisonexploration.com and has been noted in Item I, Description of Business, (page 3)

ACQUISITION AGREEMENT:

4. PLEASE ENSURE THAT YOU HAVE A MATERIALLY COMPLETE DESCRIPTION OF THE ACQUISITION AGREEMENT SO THAT THE RIGHTS AND RESPONSIBILITIES OF EACH PARTY ARE DISCLOSED. THE SECOND PARAGRAPH OF THIS SECTION STATES THAT MADISON WILL ISSUE SHARES TO DR. MONTGOMERY AND MR. FU TO PROVIDE THEM WITH AN AMOUNT EQUAL TO 10% OF MADISON'S OUTSTANDING SHARES AS OF JULY 01, 2004. WHEN IS IT EXPECTED THAT MADISON WILL BE ISSUING THESE SHARES? HOW WILL THE VALUE OF THE SHARES BE DETERMINED UPON ISSUANCE? PLEASE BRIEFLY IDENTIFY MR. FU AND HIS RELATIONSHIP TO MADISON. WHEN DID DR. MONTGOMERY AND MR. FU PURCHASE THE PROPERTY AND HOW MUCH DID THEY PAY FOR IT. DISCLOSE HOW IT WILL BE DETERMINED WHETHER THE WORK PROGRAM WILL BE DEEMED SATISFACTORY (OR UNSATISFACTORY) TO THE VENDOR FOR PURPOSES OF
SECTION 3.3. EXPLAIN THAT THE AGREEMENT REQUIRES MADISON TO LOAN MINE DEVELOPMENT COSTS TO BE BORNE BY DR. MONTGOMERY AND MR. FU.

A detailed review of the acquisition agreement between has been added. (Page 4):
Our Acquisition Agreement with Dr. Joseph Montgomery and Frankie Fu is to acquire an 80% interest in various properties in Southern Saskatchewan. Dr. Montgomery and Frankie Fu have a pre-existing personal and business relationship with each other. With Mr. Fu as the financial partner, they acquired the Scout Lake Property on April 30, 2002 and title to the interest in the property was vested in the name of Joseph Montgomery. In addition, Dr. Montgomery provides certain data gathering and exploration services under the name Montgomery Consultants Ltd. Dr. Montgomery is the President of Montgomery Consultants Ltd.

We intend to develop the properties from their present early stage exploration through completion of the exploration phase. Prior to any further exploration decisions, a mineral deposit must be appropriately assessed by us. Gathering this data usually takes several years. Once the appropriate data has been gathered, we will determine whether and how to proceed. We will use the services of Montgomery Consultants Ltd. (related party) as well as other third party contractors to conduct surveys and exploration at the properties to begin to enable us to determine whether we can extract and produce diamonds. Under the terms of the Acquisition Agreement, we must spend approximately $120,000US on exploration work May 31, 2006, and approximately an additional $170,000US by May 31, 2007. Dr. Montgomery and Frankie Fu will not be required to fund any exploration work on the property until a positive feasibility study is obtained, after which they will be required to fund their 20% of mine development costs. We may be required to provide the funding of Dr. Montgomery and Mr. Fu to develop the property.

Under the terms of the Acquisition Agreement, we will issue shares to Dr. Montgomery and Frankie Fu to provide them 10% of the Company's outstanding shares calculated as of July 1, 2004. These shares are issuable upon the completion of the initial required exploration work ("work program") and our determination to continue developing any of the properties listed in the Acquisition Agreement. If it is determined after the work program that no further development will be undertaken, no shares will be issued. The shares to be issued by us upon the completion of the work program and our decision to continue exploration are not to exceed 12,813,334 shares of common stock. In determining the terms and conditions of the Acquisition Agreement, we considered other arms length agreements entered into between similarly situated parties, both public and private. We may take into account the dilution in value of our then outstanding shares of common stock as compared to our then valuation of the work program in determining if we will continue exploration. In addition, we will consider the amount of diamond bearing rock, if any, the discovery of any other materials with a potential market value and the potential to resell the property to unrelated exploration companies predicated upon the perceived value of the property when developed. As of today, we have made no determination as to the feasibility of our work program.

We have added an addendum to this agreement:
-   Addendum to Mineral Property Agreement, dated September 01, 2005.

EXPLORATION PROGRAM

5. PLEASE ADVISE ON HOW THE ARRANGEMENTS FOR COMPENSATING MONTGOMERY CONSULTANTS AND DR. MONTGOMERY COMPARE WITH RATES PAID TO UNRELATED PERSONS DOING THE SAME WORK. FILE ANY CONSULTING AGREEMENTS AS EXHIBITS.

A discussion on the compensation of Montgomery Consultants Ltd and Dr. Montgomery, and its comparison of other unrelated parties doing the same work is noted on page 5:

The Company intends to use third party service providers as well as Montgomery Consultants Ltd. to perform its exploration activities. The Company pays an hourly rate for the field services of Dr. Montgomery and his staff as well as reimbursement for expenses, including equipment, transportation, lodging and meals. In determining the terms and conditions of the consideration paid or to be paid, we considered other arms length agreements entered into between similarly situated parties, both public and private, and have determined that the payments to Dr. Montgomery and Montgomery Consultants Ltd are on terms equal to or more favorable than those that would have been paid to other third parties. Pursuant to oral agreements, Dr. Montgomery is paid not to exceed the sum of CAD$400 per day, plus expenses for field days, a value comparable to that of similar professionals with the education and experience of Dr. Montgomery. Dr. Montgomery receives no remuneration for services performed as an officer and director.

6. BEGINNING IN THE THIRD PARAGRAPH OF THIS SECTION, YOU DISCUSS TAKING SOIL SAMPLES AND TESTING THEM FOR THE PRESENCE OF A NUMBER OF METALS SPECIFIED ONLY BY THEIR CHEMICAL SYMBOLS. PLEASE INCLUDE THE FULL NAMES OF THESE METALS.

The names of the minerals tested in our soil testing program have now been idenfied by their full name on page 6: Palladium, niobium, yttrium, rubidium, nickel, cobalt, chromium, titanium and magnesium (Pd, Nb, Y, Rb, Ni, Co, Cr, Ti, and Mg).

7. WE NOTE THAT MADISON'S BUSINESS IS DESCRIBED, IN THE SECOND PARAGRAPH ON PAGE 3 AS "DIAMOND EXPLORATION IN THE SASKATCHEWAN AREA OF CANADA." PLEASE EXPLAIN, THEN, WHY ARE YOU TESTING FOR THESE METALS. ARE YOU SEEKING THESE IN ECONOMICALLY PRODUCIBLE QUANTITIES? IF SO, PLEASE INDICATE THIS IN THE DISCUSSION ON PAGE 3.

A discussion of the reasons to test for indicator minerals has been added on page 6:

The Company has begun its early stage exploration activities and has gathered samples from the Scout Lake Properties for analysis. A total of 96 soil samples were taken by us over the Scout Lake magnetic anomaly. These were analyzed by SGS Laboratories (SGS) of Toronto, Canada. At the Company's request, SGS used the MMI D Kimberlite package developed for the detection of kimberlites and related rocks. Mobile Metal Ions (MMI) soil geochemistry is a technology developed in Australia for the detection of metal ions through considerable depths of overburden. This analytical method was used to analyze for palladium, niobium, yttrium, rubidium, nickel, cobalt, chromium, titanium and magnesium (Pd, Nb, Y, Rb, Ni, Co, Cr, Ti, and Mg). These minerals are deemed to be diamond indicating minerals. The location of these minerals tends to indicate a higher possibility or probability of locating diamonds in the proximity of the mineral predicated upon the concentration of the mineral. Statistical analyses were performed for each element and a "background" value determined as the mean of the lowest quartile. The ratios of actual values to background were calculated and stacked bar graphs were used to illustrate the results.

8. CLARIFY, IF TRUE, THAT YOU HAVE THREE PART-TIME EMPLOYEES AND THAT EACH EMPLOYEE INTENDS TO DEVOTE NOT MORE THAT 10% OF HIS TIME TO MADISON.


A description of the employees of Madison is made on page 7:

We currently have three part time employees, our officers and directors, who work of the Company on a part time basis. None of these employees devote more than 10% of their time to the Company. Except for the compensation to Dr. Montgomery unrelated to his activities as an officer and director, no officer or director is paid for services rendered.


ITEM 2. PLAN OF OPERATION

9. PLEASE FURNISH US WITH A COPY OF THE GEOLOGICAL REPORT AS SUPPLEMENTAL INFORMATION.

We enclose a copy of the geological report.

10. PLEASE DISCLOSE, AFTER THE THREE POINT LIST, THAT EVEN WHEN A KIMBERLITE IS FOUND, FINDING DIAMONDS INTHE KIMBERLITE IS QUITE RARE AND FINDING THEM OF COMMERCIAL GRADE AND IN COMMERCIAL QUANTITIES IS RARER YET.

We have now included the following disclosure after the three point list on page 8: Even if the Company locates Kimberlite, the finding of diamonds in Kimberlite is rare and the finding of a commercial grade of diamonds is rarer.

11. PLEASE IDENTIFY TECHNICAL TERMS SUCH AS "SURFICIAL" AS USED ON PAGE 10.

We have included a definition for surficial on page 10: Surficial Geology (i.e. land surface to approximately 5 feet below)

12. WE NOTE THAT YOU HAVE $30,841 AT DECEMBER 31, 2004 FROM ADVANCES AND CONTRIBUTIONS FROM YOUR PRINCIPAL STOCKHOLDERS AND THE PROCEEDS OF A SALES OF A 20% INTEREST IN ONE OF YOUR CLAIMS (BULLS EYE). ONCE THIS REGISTRATION STATEMENT BECOMES EFFECTIVE, YOUR WILL INCUR MATERIALS COSTS ASSOCIATED WITH YOUR REPORTING OBLIGATIONS. HERE, OR ELSEWHERE AS APPROPRIATE, DISCUSS THE COSTS ASSOCIATED WITH BEING A PUBLICLY REPORTING COMPANY, WHICH ARE IN ADDITION TO THE $2 MILLION NECESSARY IN 2005 FOR THE SECOND PHASE OF YOUR EXPLORATION PROJECT, HOW YOU INTEND TO PAY FOR THESE COSTS, AND THE CONSEQUENCES TO INVESTORS IF YOU FAIL TO SATISFY YOUR REPORTING OBLIGATIONS.

A discussion on how the Company intends to pay for its exploration project and the consequences to shareholders if it fails is noted on pages 12 and 13:

The officers and directors have agreed to pay all costs and expenses of having us comply with the federal securities laws (and being a public company) and have agreed to pay the other expenses of the Company, excluding those direct costs and expenses of data gathering and mineral exploration, should the Company be unable to do so. To implement our business plan, we will need to secure financing for our business development. We have no source for funding at this time. Additional funding to conduct either our full exploration program or a partial exploration program will depend upon our ability to secure loans or obtain either private or public financing. We have had some preliminary negotiations for funding that have been unsuccessful and we currently have not undertaken any further negotiations. There is no assurance that we will be able to obtain such funding on any terms or terms acceptable to us and if adequate funds are not available, we believe that our business development will be adversely affected. Accordingly, there is no assurance that we will be able to continue in business.

24 MONTH EXPLORATION BUDGET ON NEW AND FUTURE CLAIMS

13. AT THE TOP OF PAGE 13, YOU DISCLOSE THAT YOU ESTIMATE YOU WILL NEED SOME $2,000,000 CANADIAN IN ORDER TO CONDUCT YOUR FULL EXPLORATION PROGRAM THROUGH 2006. PLEASE DISCUSS HOW YOU INTEND TO RAISE THIS AMOUNT OF MONEY.

An explanation on how the Company intends to raise capital is included in the discussion on its budget and exploration costs on pages 13 and 14: Additional funding to conduct either our full exploration program or a partial exploration program will depend upon our ability to secure loans or obtain either private or public financing. We have had some preliminary negotiations for funding that have been unsuccessful and we currently have not undertaken any further negotiations. There is no assurance that we will be able to obtain such funding on any terms or terms acceptable to us and if adequate funds are not available, we believe that our business development will be adversely affected. Accordingly, there is no assurance that we will be able to continue in business.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS, CONFLICTS OF INTEREST

14. PLEASE DISCLOSE WHAT, IF ANY, POLICY EXISTS REGARDING TRANSACTIONS BETWEEN OR AMONG THE VARIOUS COMPANIES IN WHICH PRICIPALS OF MADISON ARE INVOLVED.

A description is located on page 18: Any transactions between the Company and our officers and directors or five (5%) shareholders and their respective affiliates (to include Frankie Fu, Dr. Joseph Montgomery's partner) will be on terms no less favorable than those terms which could be obtained from unaffiliated third parties and said transactions will be approved by a majority of the disinterested directors.

ITEM 7.  CERTAIN RELATIONSHIPS

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, MARKET INFORMATION

15. IN BUSINESS, YOU NOTE THAT YOU WILL USE THE SERVICES OF MONTGOMERY CONSULTANTS, A RELATED PARTY, AS WELL AS OTHER THIRD PARTY CONTRACTORS, TO CONDUCT SURVEYS AND EXPLORATION AT THE PROPERTIES TO BEGIN TO ENABLE YOU TO DETERMINE WHETHER YOU CAN EXTRACT AND PRODUCE DIAMONDS. PLESE DESCRIBE ANY OF THE SERVICES TO DATES AND FILE ANY AGREEMENT YOU MIGHT HAVE WITH DR. MONTGOMERY'S FIRM.

The following has been amended on page 20, and there are no written agreements between Dr. Montgomery's firm and the company: Dr. Montgomery serves as the company's Vice President of Exploration, and therefore is responsible for the planning and execution of our exploration plans. It is assumed that he is involved in all aspects of our work that he is capable of, all other work is contracted.

16. CLARIFY WHO ASSIGNED A TRADING SYMBOL OF MDEX TO YOU.

On page 24 it is noted: We have been assigned a trading symbol of MDEX in connection with the reporting of a secondary market transaction or transactions by a broker dealer in the Automated Confirmation Transaction Service. The symbol was assigned at the request of a broker-dealer from the NASD Regulators, Inc.

17. PLEASE EXPLAIN THE REASON FOR THE INCLUSION OF THE DISCUSSION OF THE REQUIREMENTS FOR THE NASDAQ SMALLCAP MARKET IN THE TWO PARAGRAPHS AT THE TOP OF PAGE 24 OF DELETE THEM.


We have removed these paragraphs.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

18.THE TABLE SHOWS A TOTAL OF 59,770,000 SHARES OF MADISON'S AFTER-SPLIT COMMON ISSUED TO HASKINS AND STUNDER WHILE THE SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ON PAGE 16 SHOWS THEM AS OWNING A TOTAL OF 64,070,000 SHARES, A DIFFERENCE OF 4,300,000 SHARES. PLEASE EXPLAIN.

The difference between the 64,070,000 shares noted in the Security of Certain Beneficial Owners and Management and the 59,070,000 shares of after split common shares issued to Kevin Stunder and Joel Haskins is previously owned securities held by Mr. Stunder and Mr. Haskins. Since these shares were not recent sales, they do not appear in the table.

19. YOU DISCLOSE THAT ONLY ONE ISSUANCE IN THE PAST THREE YEARS - 59 MILLION POST-SPLIT SHARES ON JUNE 2, 2004 TO TWO INDIVIDUALS, YET YOU HAVE 195 SHAREHOLDERS. PLEASE ADVISE. SEE ITEM 701 OF REGULATION S-B.

The shares sold to Mr. Stunder and Mr. Haskins were not registered and therefore have been restricted from trading. All subsequent shareholders listed in the shareholder list have purchased shares though a registered NASD member.

20. WE ARE UNCLEAR WHY CERTIFICATIONS WERE FILED FOR THIS FORM 10-SB WHEN THEY ARE ONLY REQUIRED FOR ANNUAL AND QUARTERLY REPORTS. SEE EXCHANGE ACT RULE 13A-14. PLEASE ADVISE OR REVISE.

We have removed certifications from our amended filing.

EXHIBITS:

21. YOUR BYLAWS ARE RELATED TO MADISON-TAYLOR GENERAL CONTACTORS, INC. RATHER THAT MADISON EXPLORATIONS. PLEASE ADVISE.

The Bylaws of the Company were adopted prior to changing the name to Madison Explorations Inc. (filed as an Exhibit to our Form 10KSB). The Bylaws have not been modified since the name was changed.


Regards,

/s/ KEVIN STUNDER
____________________________________
Kevin Stunder
President, Madison Explorations Inc.